SO 3/16/04

04003522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-4-04 **

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RECEIVED
FEB 27 2004
SEC MAIL PROCESSING SECTION
WASH. D.C. 188

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-002882~~

8-13987

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: ING Financial Partners Inc.

FN: **Washington Square Securities, Inc (WSSI)**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Washington Avenue South
(No. and Street)

Minneapolis	MN	55401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel S. Kuntz 612-342-3688
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

600 Peachtree Street Ste 2800	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VH

OATH OR AFFIRMATION

I, Daniel S. Kuntz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Washington Square Securities, Inc. (WSSI), as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

SUE GARNETT
Commission Number 225959
My Commission Expires
2/15/05

*This report** contains (check all applicable boxes):*

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENT

Washington Square Securities, Inc.

December 31, 2003

with Report of Independent Auditors

0402-0514490

WASHINGTON SQUARE SECURITIES, INC.
Audited Consolidated Financial Statements
December 31, 2003
Contents

0402-0514490

Ernst & Young
Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215
Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Stockholder and Board of Directors
Washington Square Securities, Inc.

We have audited the accompanying statement of financial condition of Washington Square Securities, Inc. (a wholly owned subsidiary of Lion Connecticut Holdings, Inc., which is a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Washington Square Securities, Inc. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Atlanta, Georgia
February 16, 2004

WASHINGTON SQUARE SECURITIES, INC.
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 17,186,432
Cash segregated for regulatory purposes	398,749
Securities owned, at fair market value	3,300
Commissions and concessions receivable	5,954,673
Accounts receivable, net of allowance of $274,213	365,970
Due from affiliates	700,939
Prepaid expenses	108,967
Deferred tax asset	3,909,680
Deferred compensation plans investment	5,046,903
Other assets	196,177
Total assets	$ 33,871,790
Liabilities and stockholder's equity	
Liabilities:	
Commissions and concessions payable	$ 4,815,703
Accounts payable and other accrued expenses	8,477,435
Due to affiliates, including $69,718 under tax allocation agreement	1,938,271
Deferred compensation plans accrued expenses	5,879,247
Other liabilities	657,001
Total liabilities	21,767,657
Stockholder's equity:	
Common stock, $10 par value; 5,000 shares authorized; 1,500 shares issued and outstanding	15,000
Additional paid-in capital	18,416,139
Accumulated deficit	(6,327,006)
Total stockholder's equity	12,104,133
Total liabilities and stockholder's equity	$ 33,871,790

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Ownership

Washington Square Securities, Inc. (the "Company") is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Lion Connecticut Holdings, Inc. (the "Parent"), which is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

The Company is a fully disclosed broker-dealer and clears all securities transactions through clearing brokers. The Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. The majority of transactions are cleared through a nonaffiliated clearing broker.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Cash of $333,749 at December 31, 2003 has been segregated in a special account for regulatory purposes and for the exclusive benefit of customers under SEC Rule 15c3-3(c)(7).

Cash of $65,000 at December 31, 2003 has been deposited in escrow account at the National Securities Clearing Corporation.

Securities Owned

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at market value with the gains and losses, determined using the specific identification method, recognized currently in the statement of operations.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Premises and Equipment

Premises and equipment consist of computer software and are stated at cost less accumulated depreciation. Depreciation has been calculated using the straight-line method over the assets' estimated useful lives. The estimated service lives of computer software is from 2 to 7 years. Premises and equipment of $4,701, net of accumulated depreciation of $1,758,189 are presented in other assets in the statement of financial condition.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2003 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results

in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. The Company did not have any deferred tax liabilities at December 31, 2003. Significant components of the Company's deferred tax assets at December 31, 2003 are as follows:

Deferred tax assets:	
Deferred compensation	$ 1,714,498
Allowance for doubtful accounts	258,890
Legal fees	1,035,768
Pension	375,319
Reorganization accrual	173,174
Other	352,031
Total deferred tax asset	$ 3,909,680

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

4. Related Party Transactions

The Parent and other affiliates performed certain general and administrative responsibilities for the Company during 2003.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly owned subsidiary of its Parent.

5. Employee Benefits

401(k) and Pension Plans

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and pension) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2003, and relied on its affiliated companies to cover all eligible employees.

Deferred Compensation Plans

The Company maintains deferred compensation plans (the "Plans") for registered representatives and other eligible employees. Under the Plans, if certain eligibility requirements are met, a participant may defer a portion of their income, including commission and fee earnings, as applicable. Additionally, the Company may at its discretion allocate additional amounts to participants. Participants may elect to have all or a portion of their deferred compensation account indexed to rates of return on a variety of investment options, including a fixed rate option. The Company accrues interest to these participants based upon the actual rate of return on the underlying investment index choice. The Plans are unfunded; therefore, benefits are paid from the general assets of the Company. However, for one of the Plans, the Company has made investments that mirror amounts and elections of the participants, of which $5,046,903 is included as a deferred compensation plan investment on the statement of financial condition and is carried at market value. The total of net participant deferrals, which is reflected as a liability on the statement of financial condition, was $5,879,247 at December 31, 2003.

6. Contingencies

The Company is party to a number of claims, lawsuits and arbitrations arising in the course of their normal business activities. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on the Company's results of operations or financial condition.

At December 31, 2003, $130,756 related to the severance of certain employees is included in accounts payable and other accrued expenses.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. The rule requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items. At December 31, 2003, the Company had net capital of $4,335,854, which was $4,085,854 in excess of the required net capital of $250,000. The Company had no aggregate debit items at December 31, 2003.

8. Subsequent Events

On January 1, 2004, the Company merged with Locust Street Securities, Inc. ("LSS") an affiliated entity. The merged entity is known as ING Financial Partners, Inc. ("IFP"). The assets and liabilities of the Company were recorded by IFP at book value as of January 1, 2004. All outstanding shares of stock of LSS were converted into the right to receive 1,500 shares of the Company's common stock, par value $.01 per share. All outstanding shares of common stock of LSS were cancelled and returned. The outstanding shares of common stock of the Company were not affected by the merger. The combination will be accounted for as a pooling of interests consistent with APB 16.